Law Offices

PAPASAVAS LAW GROUP, LLC

A Professional Corporation

Peter M. Papasavas Member of NJ and NY Bar Solicitor of England and Wales (not active)	34 Old Rifle Camp Road Woodland Park, New Jersey 07424 Direct Dial: (862) 226-2782 pmpapasavas@gmail.com

VIA EDGAR	February 28, 2019

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	Mineral Mountain Mining & Milling Company Registration Statement on Form S-1/A Submitted February 26, 2019 CIK No. 0000066600 SEC File No. 333-227839

Dear Sir/Madam:

We are writing on behalf of Mineral Mountain Mining & Milling Co., an Idaho corporation (the “Company” or “Mineral Mountain”), to provide a response to the SEC’s letter dated February 27, 2019 concerning the Company’s Registration Statement on Form S-1/A (originally submitted October 15, 2018 and the most recent Amended Registration Statement submitted February 26, 2019). As to the four comments in the SEC’s February 27, 2019 letter, Mineral Mountain responds, as follows:

Response to Comment 1 (Auditor’s Consent Letter, Exhibit 23.1):

In its most recent amended Registration Statement, Mineral Mountain inadvertently did not include an updated consent letter from its auditor. An updated letter will be filed with an Amended Registration Statement being filed on March 1, 2019.

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Response to Comment 2 (Management and Executive Compensation, p. 45):

On page 46, Mineral Mountain is inserting into the Amended Registration Statement (being filed on March 1, 2019), the following business biographies of its Directors:

Michael Miller became a member of the Board of Directors on December 28, 2017. Mr. Miller has assisted companies in fiduciary and non-fiduciary roles with respect to their corporate retirement programs by keeping them compliant with the changing legal and regulatory environment. He works primarily on the Federal level with agencies such as the IRS, Department of Labor and SEC. He has served in a variety of capacities regarding the buying and selling of corporations through Employee Stock Ownership Plans (ESOPs) including feasibility, establishing and negotiating financing as well as post-transaction issues such as administration and compliance. Mr. Miller is a respected member of the ESOP and pension community as he is frequently consulted by other professionals for advice and presentations.

Mr. Miller is a graduate of Emory University in Atlanta, GA as well as having earned the Certified Employee Benefit Specialist designation from the Wharton School of the University of Pennsylvania.

Felix Keller became a member of the Board of Directors on October 23, 2017. Mr. Keller has substantial experience in numerous international businesses over a 35 year business career. From 2014 to the present, Mr. Keller has been a real estate developer based primarily in Switzerland. In 2016 and 2017, he was a consultant in relation to an acquisition of an insurance company in Luxemburg. In 2015, Mr. Keller was a member of management of a company named ValorLife (Liechtenstein). From 2001 to 2014, he was managing director and chief operating officer of Forces Vives SA, an insurance company active in the field Swiss annuities. In 2001, Mr. Keller worked for EOS (a holding company in the energy business), where he handled the financial side of a due diligence in the field of the purchase of power plants. From 1990 to 2001, Mr. Keller was a member of the Board and CFO of Diffulivre SA, a Swiss subsidiary of Group Hachette-Lagardère, a media company. From 1988 to 1990, he worked as a management consultant with KPMG. From 1982 to 1988, Mr. Keller worked on various assignments within the Nestlé Group in Nigeria, Kenya, Maurice, Ghana, Senegal, Liberia, as chief financial officer, comptroller, and a consultant in the organization and IT issues. In Ghana and Liberia specifically, he worked with owners active in the logging and mining business (and he provided some basic IT).

Mr. Keller is a graduate of Ecole Polytechnique Fédérale de Lausanne EPFL (Technical University of Switzerland), in the field of electricity. He also was awarded a Master of Science degree (MScM), from the Faculty of Business and Economics (HEC Lausanne). He is an AFA-certified Insurance Intermediary (FINMA registered) and an IAF-certified Fund Advisor (under the supervision of FINMA, the Swiss Financial Market Supervisory Authority). Between 2008 and 2017, he received further training in management, finance, organization, languages, personal development from the Swiss Institute for Education of Information Management, Krauthammer, CEP.

Response to Comment 3 (Financial Statements, Correction of Error, page F-9):

Mineral Mountain is revising its Amended Registration Statement, being filed March 1, 2019, to add a sentence as requested in this comment, as follows:

The cumulative effect of the change on retained earnings at October 1, 2016 was an increase of $331,332.

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Response to Comment 4 (Financial Statements, Correction of Error, page F-9):

Mineral Mountain is revising its Amended Registration Statement, being filed March 1, 2019, to provide the information requested in this comment (as highlighted in red ink), as follows:

The effects of the error correction are as follows:

	Originally	Restatement
Consolidated Balance Sheets	Reported	Adjustment	As Restated
As of September 30, 2018
Investment in mineral lease	$336,000	$(336,000)	$-
Mineral lease, net	$101,498	$(101,498)	$-
Long term mineral lease liability	$216,817	$(216,817)	$-
Accumulated deficit	$(2,805,798)	$(220,681)	$(3,026,479)
Earnings per share	$-	$-	$-

	Originally	Restatement
Consolidated Balance Sheets	Reported	Adjustment	As Restated
As of September 30, 2017
Investment in mineral lease	$336,000	$(336,000)	$-
Mineral lease, net	$101,498	$(101,498)	$-
Accrued lease payments	$20,000	$(20,000)	$-
Long term mineral lease liability	$212,318	$(212,318)	$-
Accumulated deficit	$(2,282,645)	$(280,500)	$(2,563,145)
Earnings per share	$-	$-	$-

	Originally	Restatement
Consolidated Statements of Operations	Reported	Adjustment	As Restated
For the year ended September 30, 2018
Mineral Property Expense	$79,321	$(59,819)	$19,502
Total operating expenses	$515,501	$(59,819)	$455,682

	Originally	Restatement
Consolidated Statements of Operations	Reported	Adjustment	As Restated
For the year ended September 30, 2017
Mineral Property Expense	$101,679	$(41,860)	$50,846
Total operating expenses	$202,737	$(50,833)	$151,904

	Originally	Restatement
Consolidated Statements of Cash Flows	Reported	Adjustment	As Restated
For the year ended September 30, 2018
Amortization of mineral lease	$50,833	$(50,833)	$-

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Response to Comment 5 (Financial Statements, Consolidated Statement of Operations, page F-18):

Mineral Mountain is revising its Amended Registration Statement, being filed March 1, 2019, to provide the information requested in this comment (as highlighted in red ink), as follows:

MINERAL MOUNTAIN MINING AND MILLING COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS (RESTATED)

	Three Months ended December 31
	2018	2017
	(Unaudited and Restated)	(Unaudited and Restated)
REVENUES	$-	$-

OPERATING EXPENSES
Professional fees	55,542	14,325
General and administrative	78,591	34,757
Officers’ fees	99,110	-
Mineral property expense	27,301	-
TOTAL OPERATING EXPENSES	260,544	49,082

LOSS FROM OPERATIONS	(260,544)	(49,082)

OTHER INCOME (EXPENSES)
Interest expense	(4,848)	(1,302)
Loss on issuance of convertible debt	(71,158)	-
Gain on revaluation of derivative	35,753	-
TOTAL OTHER INCOME (EXPENSES)	(40,253)	(1,302)

LOSS BEFORE TAXES	(300,797)	(50,384)

INCOME TAXES	-	-

NET LOSS	$(300,797)	$(60,384)

NET LOSS PER COMMON SHARE, BASIC AND DILUTED	$(0.00)	$(0.00)

WEIGHTED AVERAGE NUMBER OF COMMON STOCK SHARES OUTSTANDING, BASIC AND DILUTED	65,592,829	55,882,829

Response to Comment 6 (Note 3, Restatement of Financial Statements, page F-22):

Mineral Mountain is revising its Amended Registration Statement, being filed March 1, 2019, to provide the information requested in this comment (as highlighted in red ink), as follows:

	Originally	Restatement
Consolidated Balance Sheets (Restated)	Reported	Adjustment	As Restated
As of December 31, 2017
Investment in mineral lease	$336,000	$(336,000)	$-
Mineral lease, net	$176,818	$(176,818)	$-
Accrued lease payments	$10,000	$(10,000)	$-
Long term mineral lease liability	$232,318	$(232,318)	$-
Accumulated deficit	$(2,343,029)	$(270,500)	$(2,613,529)
Earnings per share	$-	$-	$-

Consolidated Statements of Operations
For the quarter ended December 31, 2017
Mineral Property Expense	$10,000	(10,000)	-
Total operating expenses	$59,082	$(10,000)	$49,082

Consolidated Statements of Cash Flows
For the quarter ended December 31, 2017
Decrease in accounts payable	$(2,200)	$(8,603)	$(10,803)

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	Originally	Restatement
Consolidated Balance Sheets (Restated)	Reported	Adjustment	As Restated
As of December 31, 2018
Investment in mineral lease	$336,000	$(336,000)	$-
Mineral lease, net	$101,498	$(101,498)	$-
Long term mineral lease liability	$216,817	$(216,817)	$-
Accumulated deficit	$(3,106,595)	$(270,681)	$(3,327,276)
Earnings per share	$-	$-	$-

Response to Comment 7 (Directors’ Signatures, page II-8):

Mineral Mountain will provide the required signatures by a majority of its Directors in an Amended Registration Statement being filed on March 1, 2019.

If you should have any questions about the foregoing, please do not hesitate to contact me or Sheldon Karasik, CEO of Mineral Mountain.

Very truly yours,

/s/ Peter M. Papasavas
Peter M. Papasavas, Esq.

Cc: Mr. Sheldon Karasik, Mineral Mountain

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